SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                           THISTLE GROUP HOLDINGS, CO.
                           ---------------------------
                                (Name of Issuer)


                     Common Stock, $0.10 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    88431E103
                                 --------------
                                 (CUSIP Number)


                                December 31, 2002
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)

|_|      Rule 13d-1(c)

|X|      Rule-13d-1(d)

--------------------------------------------------------------------------------
          1    NAME OF REPORTING PERSONS

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Jerry A. Naessens

--------------------------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]

                                                                   (b) [ ]

               N/A

--------------------------------------------------------------------------------
          3    SEC USE ONLY


--------------------------------------------------------------------------------
          4    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

--------------------------------------------------------------------------------
                               5        SOLE VOTING POWER
        NUMBER OF
                                        138,353 Shares
         SHARES                -------------------------------------------------
                               6        SHARED VOTING POWER
      BENEFICIALLY
                                        132,451 Shares
        OWNED BY               -------------------------------------------------
                               7        SOLE DISPOSITIVE POWER
          EACH
                                        256,198 Shares
        REPORTING              -------------------------------------------------
                               8        SHARED DISPOSITIVE POWER
       PERSON WITH
                                        14,606 Shares


  ------------------------------------------------------------------------------
          9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               270,804 Shares

--------------------------------------------------------------------------------
                                       -2-

--------------------------------------------------------------------------------
           10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                          CERTAIN SHARES
                           [ ]
--------------------------------------------------------------------------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                          5.03%

--------------------------------------------------------------------------------
           12             TYPE OF REPORTING PERSON

                          IN

--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
---------------------------

         Thistle Group Holdings, Co.

Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

         6060 Ridge Avenue
         Philadelphia, Pennsylvania 19128

Item 2(a).  Name of Person Filing:
----------------------------------

         Jerry A. Naessens

Item 2(b). Address of Principal Business Office or, if None, Residence:
-----------------------------------------------------------------------

         6060 Ridge Avenue
         Philadelphia, Pennsylvania 19128

Item 2(c).  Citizenship:
------------------------

         United States.

Item 2(d).  Title of Class of Securities:
-----------------------------------------

         Common Stock

Item 2(e).  CUSIP Number:
-------------------------

         88431E103

Item 3.
-------

         Not Applicable.

Item 4.  Ownership:
-------------------

                  The following information relates to Mr. Naessens ownership as of December 31, 2002:

         (a)      Amount beneficially owned:

                  270,804 shares

         (b)      Percent of Class: 5.03%


         (c)      Number of shares as to which such person has:


                  (i)      Sole power to vote or to direct the vote

                           138,353

                  (ii)     Shared power to vote or to direct the vote

                           132,451

                  (iii)    Sole power to dispose or to direct the disposition of

                           256,198

                  (iv)     Shared power to dispose or to direct the disposition

                           of 14,606

Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

         Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

         Not Applicable.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
--------------------------------------------------------------------------------
Security Being Reported on by the Parent Holding Company or Control Person:
---------------------------------------------------------------------------

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:
-------------------------------------------------------------------

         Not Applicable.

Item 9.  Notice of Dissolution of Group:
----------------------------------------

         Not Applicable.

Item 10.  Certification:
------------------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date: December 31, 2002                   /s/ Jerry A. Naessens
                                          ---------------------
                                          Jerry A. Naessens